UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
                                             -----------------------------
Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:        July 31, 2003
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . . 0.15

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number:        Date examination completed:

811-08194	                                  10/31/2003

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2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE             DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

Financial Investors Trust
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4. Address of principal executive office (number,street,city,state,zip code):


1625 Broadway, Suite 2200
Denver, CO  80202
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT






INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Trustees of the US Treasury Money Market Fund,
US Government Money Market Fund, Prime Money Market Fund, and
American Freedom U.S. Government Money Market Fund of Financial
Investors Trust:

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940 that the US Treasury Money Market Fund, US Government Money Market
Fund, Prime Money Market Fund, and American Freedom U.S. Government Money Market Fund of Financial Investors Trust (the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of October 31, 2003. Management is responsible for each Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about each Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and accordingly, included examining, on a test basis, evidence about each Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2003, and with respect to agreement of security purchases and sales, for the period from July 31, 2003 (the date of our last examination) through October 31, 2003:

1.  Confirmation of all securities held by the Depository Trust
Company and the Federal Reserve Bank of Boston in book entry form;

2. Reconciliation of all such securities to the books and records of the Funds and the Custodian;

3. Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with JP Morgan/Chase Bank and Bank of New York (Custodians) records; and

4. Agreement of four security purchases and four security sales or maturities since our last report from the books and records of each Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on each Fund's compliance with specified requirements.

In our opinion, management's assertion that the US Treasury Money Market Fund, US Government Money Market Fund, Prime Money Market Fund, and American Freedom U.S. Government Money Market Fund of Financial Investors Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2003 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the US Treasury Money
Market Fund, US Government Money Market Fund, Prime Money Market Fund, and American Freedom U.S. Government Money Market Fund of Financial Investors Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


DELOITTE & TOUCHE LLP
Denver, CO
December 1, 2003





MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS
OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of the US Treasury Money Market Fund, US Government Money Market Fund, Prime Money Market Fund and American Freedom U.S. Government Money Market Fund of Financial Investors
Trust (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.
We have performed an evaluation of each Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of October 31, 2003, and from July 31, 2003 (the date of our last examination) through October 31, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2003, and from
July 31, 2003 (the date of our last examination) through October 31, 2003, with respect to securities reflected in the investment account of the Funds.

US Treasury Money Market Fund, US Government Money Market Fund,
Prime Money Market Fund, and American Freedom U.S. Government
Money Market Fund of Financial Investors Trust


By:


Ned Burke
President



Jeremy May
Treasurer

December 1, 2003